[Iron Mountain Incorporated Letterhead]

April 21, 2008

Via EDGAR and Fax (202) 772-9205

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

RE:	Iron Mountain Incorporated (the “Company”) Form 10-K for the year ended December 31, 2007 Filed February 29, 2008 File No. 001-13045

Dear Ms. Cvrkel:

The purpose of this letter is to respond to your letter of April 8, 2008.  For your convenience, the original SEC comments have been repeated in bold typeface.

Annual Report on Form 10-K for the year ended December 31, 2007

Business, page 1
B.  Description of Business, page 2
Growth Strategy, page 9
International Acquisition Strategy, page 10

1.
Please tell us why the $2 million for the joint venture in Asia Pacific in 2007 does not appear as a cash outflow item under investing activities within your cash flow statement.  If no cash was used for the establishment of this joint venture, please tell us how the consideration was paid.

RESPONSE:

1.
The cash used to fund the investment in the 50.1% interest in our Asia Pacific joint venture of $2 million in 2007 is included in the line item captioned “Cash paid for acquisitions, net of cash acquired” included within Cash Flows from Investing Activities.

Linda Cvrkel
April 21, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 35

2.
In future filings, where changes in revenue and expense amounts are attributed to more than one factor, each significant factor should be separately quantified and discussed.  For example, each of the factors contributing to the increase in general and administrative costs listed on page 39 should be quantified and discussed.  (i.e. compensation expenses, reorganization, and field operations meeting).  Please confirm your understanding and that you will comply in future filings in your response to us.

RESPONSE:

2.
In response to the Staff’s comment, in future filings for future periods we will disclose the quantitative impact of the factors we specifically identify in the discussion of changes to our revenues and expenses.  In addition, to the extent useful to an investor’s understanding of our business, we will include a discussion of these factors.

Segment Analysis, page 44

3.
We note your disclosure of depreciation and amortization excluded from the calculation of segment contribution on pages 44, 45, and 46.  Please tell us and revise future filings to describe how management uses this measure, and why it is useful to investors given you have included such amounts in the tables as segment financial measures but have not provided a discussion of the changes in the measure.  If you determine this measure is not relevant to an investor’s understanding of your segment analysis, please remove from future filings.

RESPONSE:

3.
As required by paragraph 27(b) in SFAS No. 131, we are required to disclose depreciation and amortization by reportable segment and we have included such information in Note 9 to the Notes to the Consolidated Financial Statements.  For consistency purposes we had included those same amounts in Management’s Discussion and Analysis, although such information is not required.  In future filings, we will no longer present such disclosure in Management’s Discussion and Analysis but will continue to disclose such amounts as required by SFAS No. 131 in the Notes to the Consolidated Financial Statements.

Linda Cvrkel
April 21, 2008

Financial Statements, page 57
Notes to Consolidated Financial Statements, page 62
Note 2.  Summary of Significant Accounting Policies, page 62
k.  Accrued Expenses, page 69

4.
We note that Accrued Expenses – Other comprises approximately 19% of total current liabilities.  Please tell us whether any amounts included in Accrued Expenses – Other exceeds 5% of total current liabilities.  If so, you are required to state separately, in the balance sheet or in a note, any item, included in other current liabilities, which is in excess of 5 percent of total current liabilities in accordance with Rule 5-02.20 of Regulation S-X.

RESPONSE:

4.
Accrued Expenses – Other of $115.1 million and $148.1 million for the years ending December 31, 2006 and 2007, respectively, did not include any items which exceeded 5% of total current liabilities, or $31.9 million and $38.3 million for the years ending December 31, 2006 and 2007, respectively.

Note 6.  Acquisitions, page 94

5.
Please reconcile for us the cash paid for acquisitions in 2007 of $375,746 (i.e. $200,295 for ArchivesOne, $45,400 for RMS, and $130,051 for Stratify) with the amount presented within your cash flow statement on page 61 under the line item “Cash paid for acquisitions, net of cash acquired” of $481,526.  To the extent there are material differences, you should disclose such amounts in future filings.

6.
We note from the last paragraph on page 96 that in connection with certain recent acquisitions, the company may be obligated to pay additional consideration if certain earnings objectives are achieved.  We also note from the disclosures in Note 2 that during 2007 and 2006, the company paid $1.8 million and $14.2 million, respectively, of additional purchase price consideration for acquisitions completed in prior years and the accrued additional purchase consideration was recorded as goodwill.  Please tell us and revise the notes to your financial statements in future filings to explain in further detail the nature and terms of the conditions which must occur for this contingent consideration to become payable.  As part of your response, please specifically address whether any of these payments are or were contingent upon the former shareholders of the acquired entities remaining employed with the company.  Your response should also explain in further detail why you believe it is appropriate to account for the accruals and payments made as part of the purchase price for the acquisitions rather than as compensation expense.  Refer to the guidance outlined in paragraphs 25 through 34 of SFAS No. 141 and EITF 95-8.

Linda Cvrkel
April 21, 2008

RESPONSE:

5.
Cash paid for acquisitions, net of cash acquired was $481.5 million for the year ending December 31, 2007 as presented in our Consolidated Statement of Cash Flows.  Our three largest acquisitions in 2007 were ArchivesOne, RMS and Stratify which accounted for 78% of total cash paid for acquisitions in 2007, net of cash acquired.  We completed another 19 acquisitions in 2007 which accounted for the remaining $105.8 million or 22% of cash paid for acquisitions, net of cash acquired.  These 19 other acquisitions ranged from approximately $1 million to $18 million of cash paid, net of cash acquired (with only four of these 19 acquisitions exceeding $10 million) and on average amounted to $5.6 million per acquisition.

6.
We have accounted for contingent consideration in accordance with SFAS No. 141, Business Combinations, and EITF No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.  The $24.3 million of potential contingent consideration disclosed in our December 31, 2007 10-K is associated with five acquisitions that have potential contingent payments generally payable from 2008 through 2011.  These payments are contingent upon the achievement of specified revenue targets and/or multiples of earnings before interest, taxes, depreciation and amortization (as defined in the purchase agreements) and typically are calculated in a manner consistent with the way in which we valued the underlying acquisitions.  Of the total $24.3 million, approximately $5.2 million, if paid, would be recorded to compensation expense due to continuing employment arrangements in accordance with EITF 95-8 and the remaining $19.1 million, if paid, would be recorded to goodwill.  Generally, these payments are based on formulas that are consistent with the manner in which the underlying business was valued and are not contingent upon continued employment.  When payments require the former shareholders to continue to be employed, we apply the provisions of EITF 95-8 and generally all of these payments are treated as compensation expense.  We recorded approximately $0.6 million of compensation expense during the year ended December 31, 2007 associated with contingent payments resulting from prior acquisitions in accordance with EITF 95-8.  In future filings, we will change the wording on page 96 to read as follows:

“In connection with some of our acquisitions, we have contingent earn-out obligations that become payable in the event the businesses we acquired achieve specified revenue targets and/or multiples of earnings before interest, taxes, depreciation and amortization (as defined in the purchase agreements).  These payments are based on the future results of these operations and our estimate of the maximum contingent earn-out payments we may be required to make under

Linda Cvrkel
April 21, 2008

all such agreements as of December 31, 200X is approximately $_____.  These amounts are generally payable over periods ranging from 200X through 200X and approximately $_____ of these payments, if made, will be treated as additional consideration as part of the acquisition and will increase goodwill, and approximately $_____ of these payments, if made, will be recorded as compensation expense.  We have recorded $_____, $_____ and $_____ of compensation expense for the years ended December 31, 200X, 200X and 200X, respectively, in the accompanying consolidated statements of operations related to contingent consideration arrangements.”

Note 8.  Quarterly Results of Operations (Unaudited), page 101

7.
We note that net income increased significantly in the third quarter of 2007 and decreased again in the fourth quarter of 2007.  Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter.  Please revise your footnote to comply with the disclosure requirements of Item 302(a)(3) in future filings.

RESPONSE:

7.
As part of our year-end procedures, we noted the change between net income between the third and fourth quarters of 2007 and investigated whether any items required additional disclosure as required by Item 302(a)(3) of Regulation S-K.  We concluded that no items of a material nature were extraordinary, infrequent or unusual that required disclosure.  It should be noted that a significant fluctuation related to our provision for income taxes, which we concluded was not extraordinary, infrequent or unusual.  Therefore, we respectfully advise the Staff that no modification to our disclosures is necessary.

Note 9.  Segment Information, page 101

8.
We note as part of your segment footnote on page 104 that you disclose revenues by product and service line.  It is unclear to us based upon your current disclosures which service offerings comprise the physical records management and secure shredding line as well as the physical tape rotation services line.  In this regard, please clarify for us and in future filings disclose the type of services offerings (as described in your business section) included in each of your product and service lines.  Also, please tell us and describe in future filings how such product and service lines are classified within the revenue line items (i.e. storage and service and storage material sales) presented on the face of the income statement.

Linda Cvrkel
April 21, 2008

RESPONSE:

8.
In response to the Staff’s comment, in future filings we will include additional footnotes to the table showing revenues by product and service lines in Note 9 to clarify the service offerings (as described in our business section) included in the products and service lines and to clarify how such product and service lines are classified within the revenue line items (i.e. storage and service and storage material sales) presented on the face of the income statement.   We have included a revised table below to reflect the additional footnotes and clarifications we intend to use in future disclosures:

“Information as to our revenues by product and service lines is as follows:

	Years Ended December 31,
	2005	2006	2007
Revenues:
Physical Records Management and Secure Shredding (1) (2)	$1,614,905	$1,856,873	$2,165,798
Physical Tape Rotation Services (1) (3)	349,813	353,471	401,019
Digital (1) (4)	113,437	139,998	163,218

Total Revenues	$2,078,155	$2,350,342	$2,730,035

(1)
Each of the service offerings within our product and service lines has a component of revenue that is storage related and a component that is service and storage material sales, except the Secure Shredding service offering, which does not have a storage component.

(2)
Includes Business Records Management, Healthcare Information Services, Vital Records Services, Secure Shredding, Document Management Solutions, Service and Courier Operations, and Complementary Services and Products.

(3)	Includes Physical Data Protection & Recovery Services, Service and Courier Operations, and Complementary Services and Products.
(4)	Includes Digital Archiving, Electronic Vaulting, Intellectual Property Management, and eDiscovery Services.”

Linda Cvrkel
April 21, 2008

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K for the year-ended December 31, 2007;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our Form 10-K for the year ended December 31, 2007; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535-2767.

Sincerely, /s/ Brian P. McKeon Brian P. McKeon Executive Vice President, Chief Financial Officer (Chief Accounting Officer)

cc:  Heather Clark